SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/28/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
947,910

8. SHARED VOTING POWER
1,080,533

9. SOLE DISPOSITIVE POWER
947,910
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,080,533

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,028,443 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.20%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
947,910

8. SHARED VOTING POWER
1,080,533

9. SOLE DISPOSITIVE POWER
947,910
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,080,533

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,028,443 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.20%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
947,910

8. SHARED VOTING POWER
1,080,533

9. SOLE DISPOSITIVE POWER
947,910
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,080,533

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,028,443 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.20%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
947,910

8. SHARED VOTING POWER
1,080,533

9. SOLE DISPOSITIVE POWER
947,910
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,080,533

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,028,443 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.20%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Company Directors.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-Q filed on 11/29/16, there were 28,172,931 shares of common stock outstanding as of 9/30/16.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 27, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,028,443 shares of SWZ (representing 7.20% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,028,443 shares of SWZ include 947,910 shares (representing 3.36% of SWZ's outstanding shares) that are beneficially owned by: Mr. Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, MCM Opportunity Partners, LP, and Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 2,028,443 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,080,533 shares (representing 3.84% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 947,910 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,080,533 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 2/16/17the following shares of SWZ were bought:


Date			Shares		Price
02/21/17		6,193		10.9825
02/22/17		3,650		10.9771
02/27/17		1,402		10.9500



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/28/2017

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Full Value Partners, L.P., 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
              201-881-7100 // pgoldstein@bulldoginvestors.com


 							February 28, 2017

The Board of Directors
The Swiss Helvetia Fund, Inc.
875 Third Avenue, 22nd Floor
New York, New York 10022

Attention: Abby L. Ingber, Secretary

Dear Directors:

     Full Value Partners, L.P. beneficially owns 329,301 shares of The Swiss Helvetia Fund, Inc. (the "Fund") including 100 shares in registered name. In aggregate, Bulldog Investors, LLC, the investment advisor of Full Value Partners and I beneficially own approximately 2 million shares of the Fund, almost all are owned on behalf of clients.

     Pursuant to Section 10 of Article I of the bylaws of the Fund, at the Fund's next annual shareholder meeting, Full Value Partners intends to present three proposals to makes changes to the Fund's bylaws. Full Value Partners has not received any financial assistance, funding or other consideration from any person regarding these proposals and has not engaged in any hedging transactions in connection with its investment in the Fund. Full Value Partners is part of a Section 13D group which intends to solicit proxies from all stockholders of the Fund and intends to arrange to have a representative present at the meeting to present the proposals.

     Proposal 1 is to amend the Fund's bylaws to simplify the advance notice requirements for stockholders seeking to present a proposal or a nominee for director at a meeting of stockholders. The text of Proposal 1 is as follows:

       Section 10 of Article I (Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals) is rescinded and replaced with the following:

       Section 10. (Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals)

       To be properly brought before the annual meeting, the business (including nominations of persons for election to the Board of Directors of the Corporation) must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the annual meeting by any stockholder (a) who is a beneficial stockholder of the Corporation at the annual meeting, and (b) provides notice containing the names and addresses of any nominees for election as directors and a brief description of any proposal(s) to be presented for a vote at the annual meeting in writing to the Secretary of the Corporation not less than the later of (i)sixty (60) days in advance of the anniversary of the previous year's annual meeting date (the "Anniversary Date") or
       (ii) ten (10) days following the date of public disclosure of the date of such meeting reasonably calculated to inform stockholders.

     The purpose of Proposal 1 is to (1) eliminate unnecessary impediments to exercise of the stockholder franchise, (2) simplify the requirements for stockholders that intend to submit nominations or proposals for a stockholder vote, and (3) deter litigation.

     Proposal 2 is "To rescind Section 2 of Article II of the Fund's bylaws (Qualifications for Office)." The purpose of Proposal 2 is to (1) eliminate an unnecessary impediment to exercise of the stockholder franchise, and
(2) deter litigation.

     Proposal 3 is to amend the Fund's bylaws to establish and clarify that a vote of the holders of a majority of the shares present at a meeting of stockholders at which a quorum exists is sufficient to change the bylaws.
The text of Proposal 3 is as follows:

     The last sentence of Article VII shall be deleted and replaced with the following sentence:

       However, these By-Laws and any amendment thereof, including the By-Laws adopted by the Board of Directors, may be altered, amended or repealed and other By-Laws may be adopted by a vote of the holders of a majority of the shares present at a meeting of stockholders at which a quorum exists.

     We believe it is unsettled law as to whether the 75% super-majority vote set forth in Article VII (but apparently not in the Fund's Article of Incorporation) is valid. Consequently, the purpose of Proposal 3 is to (1) clarify the vote sufficient for shareholders to make changes to the bylaws and,
(2) deter litigation.

     Please contact me if you or the directors would like to discuss these proposals.

					          Sincerely yours,

					       /S/Phillip Goldstein

						  Phillip Goldstein
					 	  Member
					          Full Value Advisors, LLC
						  General Partner